HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2018 and 2017

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017
Revenues
Distribution (includes $68 related party revenues; (2017 – $70) and $205 (2017 - $213) for the three and nine months ended September 30, respectively) (Note 22)	1,103	1,040	3,284	3,317
Transmission (includes $475 related party revenues (2017 – $391) and $1,296 (2017 - $1,127) for the three and nine months ended September 30, respectively) (Note 22)	495	471	1,346	1,201
	1,598	1,511	4,630	4,518

Costs
Purchased power (includes $324 related party costs (2017 – $278) and $1,089 (2017 - $1,177) for the three and nine months ended September 30, respectively) (Note 22)	733	675	2,158	2,213
Operation, maintenance and administration (Note 22)	260	252	762	784
Depreciation and amortization (Note 5)	211	207	615	597
	1,204	1,134	3,535	3,594

Income before financing charges and income taxes	394	377	1,095	924
Financing charges (Note 6)	109	104	311	310

Income before income taxes	285	273	784	614
Income taxes (Note 7)	50	31	128	79
Net income	235	242	656	535

Other comprehensive income	2	—	2	1
Comprehensive income	237	242	658	536

Net income attributable to:
Noncontrolling interest	1	1	4	4
Preferred shareholder	3	—	7	—
Common shareholder	231	241	645	531
	235	242	656	535

Comprehensive income attributable to:
Noncontrolling interest	1	1	4	4
Preferred shareholder	3	—	7	—
Common shareholder	233	241	647	532
	237	242	658	536

Earnings per common share (Note 20)
Basic	$1,624	$1,694	$4,535	$3,733
Diluted	$1,624	$1,694	$4,535	$3,733

Dividends per common share declared (Note 19)	$—	$35	$42	$77

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2018 and December 31, 2017

(millions of Canadian dollars)	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	610	—
Accounts receivable (Note 8)	585	635
Due from related parties	608	439
Other current assets (Note 9)	106	104
	1,909	1,178

Property, plant and equipment (Note 10)	20,399	19,871
Other long-term assets:
Regulatory assets (Note 11)	3,227	3,049
Deferred income tax assets	737	954
Intangible assets (net of accumulated amortization – $426; 2017 – $375)	379	369
Goodwill	325	325
Other assets	5	5
	4,673	4,702
Total assets	26,981	25,751

Liabilities
Current liabilities:
Bank indebtedness	—	3
Short-term notes payable (Note 14)	444	926
Long-term debt payable within one year (Notes 14, 15)	981	752
Accounts payable and other current liabilities (Note 12)	948	892
Due to related parties	277	343
	2,650	2,916

Long-term liabilities:
Long-term debt (includes $839 measured at fair value; 2017 – $541) (Notes 14, 15)	10,475	9,315
Regulatory liabilities (Note 11)	174	128
Deferred income tax liabilities	74	70
Other long-term liabilities (Note 13)	2,786	2,734
	13,509	12,247
Total liabilities	16,159	15,163

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Preferred shares (Note 18)	486	486
Noncontrolling interest subject to redemption	21	22

Equity
Common shares (Note 18)	4,451	4,856
Retained earnings	5,822	5,183
Accumulated other comprehensive loss	(7)	(9)
Hydro One shareholder's equity	10,266	10,030

Noncontrolling interest	49	50
Total equity	10,315	10,080
	26,981	25,751

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2018 and 2017

Nine months ended September 30, 2018 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
January 1, 2018	4,856	5,183	(9)	10,030	50	10,080
Net income	—	652	—	652	3	655
Other comprehensive income	—	—	2	2	—	2
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on preferred shares	—	(7)	—	(7)	—	(7)
Dividends on common shares	—	(6)	—	(6)	—	(6)
Return of stated capital	(405)	—	—	(405)	—	(405)
September 30, 2018	4,451	5,822	(7)	10,266	49	10,315

Nine months ended September 30, 2017 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Hydro One Shareholder's Equity	Non-controlling Interest	Total Equity
January 1, 2017	5,391	4,487	(9)	9,869	50	9,919
Net income	—	531	—	531	3	534
Other comprehensive income	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	(3)	(3)
Dividends on common shares	—	(11)	—	(11)	—	(11)
Return of stated capital	(405)	—	—	(405)	—	(405)
September 30, 2017	4,986	5,007	(8)	9,985	50	10,035

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2018 and 2017

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2018	2017	2018	2017
Operating activities
Net income	235	242	656	535
Environmental expenditures	(7)	(7)	(17)	(19)
Adjustments for non-cash items:
Depreciation and amortization (excluding asset removal costs)	186	185	544	531
Regulatory assets and liabilities	(29)	(32)	(32)	92
Deferred income taxes	46	25	109	62
Other	3	—	9	1
Changes in non-cash balances related to operations (Note 23)	74	19	(68)	(45)
Net cash from operating activities	508	432	1,201	1,157

Financing activities
Long-term debt issued	—	—	1,400	—
Long-term debt repaid	—	—	(1)	(1)
Short-term notes issued	445	1,232	2,987	2,810
Short-term notes repaid	(1,049)	(1,053)	(3,469)	(2,385)
Return of stated capital	(140)	(129)	(405)	(405)
Dividends paid	(3)	(5)	(13)	(11)
Distributions paid to noncontrolling interest	(1)	(1)	(6)	(4)
Change in bank indebtedness	—	(13)	(3)	—
Other	—	—	(6)	—
Net cash from (used in) financing activities	(748)	31	484	4

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(367)	(356)	(1,022)	(1,063)
Intangible assets	(25)	(24)	(61)	(57)
Capital contributions received	—	—	—	9
Other	1	—	8	(8)
Net cash used in investing activities	(391)	(380)	(1,075)	(1,119)

Net change in cash and cash equivalents	(631)	83	610	42
Cash and cash equivalents, beginning of period	1,241	7	—	48
Cash and cash equivalents, end of period	610	90	610	90

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2018 and 2017

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
Transmission
In December 2017, the Ontario Energy Board (OEB) approved Hydro One Networks Inc.'s (Hydro One Networks) 2018 rates revenue requirement of $1,511 million. See Note 11 - Regulatory Assets and Liabilities for additional information.
On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
Distribution
In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. The requested revenue requirements, updated in June 2018, are $1,514 million for 2018, $1,561 million for 2019, $1,607 million for 2020, $1,681 million for 2021, and $1,722 million for 2022. The OEB decision on this application is pending.
On November 17, 2017, Hydro One filed with the OEB a request for 2018 interim rates based on 2017 OEB-approved rates, adjusted for an updated load forecast. On December 1, 2017, the OEB denied this request and set interim 2018 rates based on 2017 OEB-approved rates with no adjustments.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation
These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2017, with the exception of the adoption of new accounting standards as described below and in Note 3 - New Accounting Pronouncements. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2017 annual audited consolidated financial statements.
Revenue Recognition
The Company adopted Accounting Standard Codification (ASC) 606 - Revenue from Contracts with Customers on January 1, 2018 using the retrospective method, without the election of any practical expedients. There was no material impact to the Company's revenue recognition policy as a result of adopting ASC 606.
Nature of Revenues
Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved Uniform Transmission Rates (UTR) and the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTR is based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Distribution revenue also includes an amount relating to rate protection for rural, residential, and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.
Employee Future Benefits
The Company adopted Accounting Standard Update (ASU) 2017-07 on January 1, 2018. The Company used the retrospective method for guidance relating to the presentation of the service cost component and the other components of net periodic pension and post-retirement benefit costs in the Statement of Operations and Comprehensive Income. There was no change in presentation in the Statement of Operations and Comprehensive Income. The Company used the prospective method for guidance relating to the capitalization of the service cost component of net periodic pension and post-retirement and post-employment benefit costs in assets. Upon adoption of ASU 2017-07, the Company recognized the Post-Retirement and Post-Employment Benefits Non-Service Costs Regulatory Asset. See below and Note 11 - Regulatory Assets and Liabilities for additional information.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its defined benefit pension plan. Defined benefit pension costs are attributed to labour and a portion not exceeding the service cost component of accrual basis defined benefit pension costs is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (operation, maintenance and administration costs).
Post-Retirement and Post-Employment Benefits
All post-retirement and post-employment benefit costs are attributed to labour and are either charged to results of operations (operation, maintenance and administration costs) or capitalized as part of the cost of property, plant and equipment and intangible assets for service cost component and to regulatory assets for all other components of the benefit costs, consistent with their inclusion in OEB-approved rates.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present ASC guidance issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017
ASC 606 Revenue from Contracts with Customers replaced ASC 605 Revenue Recognition. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
January 1, 2018
Hydro One adopted ASC 606 on January 1, 2018 using the retrospective method, without the election of any practical expedients and there was no material impact to the Company's revenue recognition policy upon adoption. The Company has included the disclosure requirements of ASC 606 for interim periods in the year of adoption.

ASU 2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
January 1, 2018
Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption. See Note 2 - Significant Accounting Policies and Note 11 - Regulatory Assets and Liabilities.

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01 2018-10 2018-11	February 2016 – July 2018
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate non-lease components from the associated lease component by underlying asset classes.
January 1, 2019
The Company has reviewed a substantial number of existing leases and relevant contracts and continues its assessment activities. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	Under assessment
2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	Under assessment
2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Under assessment
2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Under assessment
4.    BUSINESS COMBINATIONS
Orillia Power Purchase Agreement
In August 2016, the Company reached an agreement to acquire Orillia Power Distribution Corporation (Orillia Power), an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments and regulatory approval by the OEB. In September 2016, Hydro One filed an application with the OEB to acquire Orillia Power, which was denied by the OEB on April 12, 2018. On September 26, 2018, Hydro One filed a new application with the OEB for approval to acquire Orillia Power.
Peterborough Distribution Purchase Agreement
On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution), an electricity distribution company located in east central Ontario, from the City of Peterborough. Hydro One will pay the City of Peterborough $105 million for the transaction. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition.

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

5.    DEPRECIATION AND AMORTIZATION

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Depreciation of property, plant and equipment	161	162	476	467
Asset removal costs	25	22	71	66
Amortization of intangible assets	18	16	51	45
Amortization of regulatory assets	7	7	17	19
	211	207	615	597
6.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Interest on long-term debt	118	115	332	342
Interest on short-term notes	2	1	9	3
Other	3	2	10	7
Less: Interest capitalized on construction and development in progress	(14)	(14)	(40)	(42)
	109	104	311	310
7.    INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

	Nine months ended September 30
(millions of dollars)	2018	2017
Income before income taxes	784	614
Income taxes at statutory rate of 26.5% (2017 - 26.5%)	208	163

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(40)	(38)
Overheads capitalized for accounting but deducted for tax purposes	(12)	(12)
Interest capitalized for accounting but deducted for tax purposes	(11)	(13)
Pension contributions in excess of pension expense	(6)	(11)
Environmental expenditures	(5)	(6)
Other	(9)	(7)
Net temporary differences	(83)	(87)
Net permanent differences	3	3
Total income taxes	128	79

Effective income tax rate	16.3%	12.9%
8.    ACCOUNTS RECEIVABLE

(millions of dollars)	September 30, 2018	December 31, 2017
Accounts receivable – billed	313	297
Accounts receivable – unbilled	297	367
Accounts receivable, gross	610	664
Allowance for doubtful accounts	(25)	(29)
Accounts receivable, net	585	635

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2018 and the year ended December 31, 2017:

(millions of dollars)	Nine months ended September 30, 2018	Year ended December 31, 2017
Allowance for doubtful accounts – beginning	(29)	(35)
Write-offs	16	25
Additions to allowance for doubtful accounts	(12)	(19)
Allowance for doubtful accounts – ending	(25)	(29)

9.	OTHER CURRENT ASSETS

(millions of dollars)	September 30, 2018	December 31, 2017
Regulatory assets (Note 11)	47	46
Materials and supplies	20	18
Prepaid expenses and other assets	39	40
	106	104
10.    PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	September 30, 2018	December 31, 2017
Property, plant and equipment	29,499	28,847
Less: accumulated depreciation	(10,674)	(10,344)
	18,825	18,503
Construction in progress	1,415	1,206
Future use land, components and spares	159	162
	20,399	19,871

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

11.    REGULATORY ASSETS AND LIABILITIES

(millions of dollars)	September 30, 2018	December 31, 2017
Regulatory assets:
Deferred income tax regulatory asset	1,872	1,762
Pension benefit regulatory asset	1,001	981
Environmental	184	196
Post-retirement and post-employment benefits	59	36
Foregone revenue deferral	56	23
Share-based compensation	40	40
Debt premium	23	27
Distribution system code exemption	10	10
B2M LP start-up costs	2	4
Other	27	16
Total regulatory assets	3,274	3,095
Less: current portion	47	46
	3,227	3,049

Regulatory liabilities:
Pension cost variance	56	23
Green Energy expenditure variance	54	60
External revenue variance	29	46
Retail settlement variance account	20	—
Conservation and Demand Management deferral variance	8	28
2015-2017 rate rider	6	6
Deferred income tax regulatory liability	5	5
Other	17	17
Total regulatory liabilities	195	185
Less: current portion	21	57
	174	128
Deferred Income Tax Regulatory Asset
On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks' 2017 and 2018 transmission rates revenue requirements (Decision). In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks' distribution deferred income tax regulatory asset. The exposure from the potential impairments would be a one-time decrease in net income and the deferred income tax regulatory assets of up to approximately $885 million. In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. On December 19, 2017, the OEB granted a hearing of the merits of the Motion which was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders.
Foregone Revenue Deferral
As part of its September 2017 decision on Hydro One Networks’ transmission rate application for 2017 and 2018 rates, the OEB approved the foregone revenue account to record the difference between revenue earned under the rates approved as part of the decision, effective January 1, 2017, and revenue earned under the interim rates until the approved 2017 rates were implemented. The OEB approved a similar account for B2M LP in June 2017 to record the difference between revenue earned under the newly approved rates, effective January 1, 2017, and the revenue recorded under the interim 2017 rates. The balances of these accounts are being returned to or recovered from ratepayers, respectively, over a one-year period ending December 31, 2018. As part of its May 2018 decision, the OEB also directed B2M LP to record in this account any revenue collected in 2018 in excess of the final approved 2018 B2M LP revenue requirement. The draft rate order submitted by Hydro One Networks relating to the transmission

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017 rate application for 2017 and 2018 rates was approved by the OEB in November 2017. This draft rate order reflects the September 2017 decision, including a reduction of the amount of cash taxes approved for recovery in transmission rates due to the OEB’s basis to share the savings resulting from a deferred tax asset with ratepayers. The Company’s position in the aforementioned Motion is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. Therefore, the Company has also reflected the impact of this position in the Foregone Revenue Deferral account. As the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration, the timing for recovery of this impact will be determined as part of the reconsideration by the panel.
Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset
Hydro One applied to the OEB for a regulatory asset to record the components other than service costs relating to its post-retirement and post-employment benefits that would have previously been capitalized to property, plant and equipment and intangible assets prior to adoption of ASU 2017-07. In May 2018, the OEB approved the regulatory asset for Hydro One Networks' Transmission Business. It is expected that the regulatory asset application for Hydro One Networks' Distribution business will be considered as part of Hydro One Networks' application for 2018-2022 distribution rates, OEB approval of which is currently pending. Hydro One has recorded the components other than service costs relating to its post-retirement and post-employment benefits that would have been capitalized to property, plant and equipment and intangible assets, in the Post-Retirement and Post-Employment Benefits Non-Service Cost Regulatory Asset.
12.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	September 30, 2018	December 31, 2017
Accounts payable	156	173
Accrued liabilities	641	563
Accrued interest	130	99
Regulatory liabilities (Note 11)	21	57
	948	892
13.    OTHER LONG-TERM LIABILITIES

(millions of dollars)	September 30, 2018	December 31, 2017
Post-retirement and post-employment benefit liability	1,547	1,507
Pension benefit liability	1,001	981
Environmental liabilities (Note 17)	152	168
Due to related parties	45	39
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	32	30
	2,786	2,734
14.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Operating Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One’s committed revolving credit facilities totalling $2.3 billion (Operating Credit Facilities). At September 30, 2018, no amounts have been drawn on the Operating Credit Facilities.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Long-Term Debt
The following table presents long-term debt outstanding at September 30, 2018 and December 31, 2017:

(millions of dollars)	September 30, 2018	December 31, 2017
Hydro One long-term debt (a)	11,323	9,923
HOSSM long-term debt (b)	172	176
	11,495	10,099
Add: Net unamortized debt premiums	13	14
Add: Unrealized mark-to-market gain[1]	(11)	(9)
Less: Unamortized deferred debt issuance costs	(41)	(37)
Total long-term debt	11,456	10,067

Less: Long-term debt payable within one year	(981)	(752)
	10,475	9,315
1 The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020, $500 million Series 37 notes due 2019 and $300 million Series 39 notes due 2021. The unrealized mark-to-market net gain is offset by an $11 million (December 31, 2017 - $9 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At September 30, 2018, long-term debt of $11,323 million (December 31, 2017 - $9,923 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At September 30, 2018, $2.6 billion remained available for issuance until April 2020.
During the nine months ended September 30, 2018, Hydro One issued long-term debt totalling $1.4 billion (2017 - $nil) under its MTN Program as follows:
•$300 million notes (MTN Series 39 notes)with a maturity date of June 25, 2021 and a coupon rate of 2.57%;
•$350 million notes (MTN Series 40 notes) with a maturity date of June 26, 2025 and a coupon rate of 2.97%; and
•$750 million notes (MTN Series 41 notes) with a maturity date of June 25, 2049 and a coupon rate of 3.63%.
No long-term debt was repaid during the nine months ended September 30, 2018 or 2017.
(b) Hydro One Sault Ste. Marie LP (HOSSM) long-term debt
At September 30, 2018, long-term debt of $172 million (December 31, 2017 - $176 million), with a principal amount of $145 million (December 31, 2017 - $146 million) was held by HOSSM. During the three and nine months ended September 30, 2018 and 2017, no long-term debt was issued, and $1 million (2017 - $1 million) of long-term debt was repaid, all in the second quarter.
Principal and Interest Payments
Principal repayments and related weighted-average interest rates are summarized by the number of years to maturity in the following table:

	Long-term Debt Principal Repayments	Weighted-average Interest Rate
Years to Maturity	(millions of dollars)	(%)
1 year	981	2.7
2 years	1,153	2.3
3 years	803	2.1
4 years	603	3.2
5 years	133	6.1
	3,673	2.7
6 – 10 years	850	2.9
Over 10 years	6,945	5.1
	11,468	4.1

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Interest payment obligations related to long-term debt are summarized by year in the following table:

Interest Payments
Year	(millions of dollars)
Remainder of 2018	148
2019	448
2020	429
2021	411
2022	393
1,829
2023-2027	1,834
2028+	4,666
8,329
15.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At September 30, 2018 and December 31, 2017, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018		December 31, 2017
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	49	49	49	49
$500 million MTN Series 37 notes	493	493	492	492
$300 million MTN Series 39 notes	297	297	—	—
Other notes and debentures	10,617	11,586	9,526	11,027
Long-term debt, including current portion	11,456	12,425	10,067	11,568
Fair Value Measurements of Derivative Instruments
At September 30, 2018, Hydro One had interest-rate swaps with a total notional amount of $850 million (December 31, 2017 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 8% (December 31, 2017 – 6%) of its total long-term debt. At September 30, 2018, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt;

•
two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
At September 30, 2018 and December 31, 2017, the Company had no interest-rate swaps classified as undesignated contracts.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at September 30, 2018 and December 31, 2017 is as follows:

September 30, 2018 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	610	610	610	—	—
	610	610	610	—	—

Liabilities:
Short-term notes payable	444	444	444	—	—
Long-term debt, including current portion	11,456	12,425	—	12,425	—
Derivative instruments
Fair value hedges – interest-rate swaps	11	11	—	11	—
	11,911	12,880	444	12,436	—

December 31, 2017 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Bank indebtedness	3	3	3	—	—
Short-term notes payable	926	926	926	—	—
Long-term debt, including current portion	10,067	11,568	—	11,568	—
Derivative instruments
Fair value hedges – interest-rate swaps	9	9	—	9	—
	11,005	12,506	929	11,577	—
Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2018 and the year ended December 31, 2017.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and nine months ended September 30, 2018 and 2017.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2018 and 2017 was not material.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2018 and December 31, 2017, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2018 and December 31, 2017, there was no material accounts receivable balance due from any single customer.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

At September 30, 2018, the Company’s allowance for doubtful accounts was $25 million (December 31, 2017 – $29 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At September 30, 2018, approximately 6% (December 31, 2017 – 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2018 and December 31, 2017, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At September 30, 2018, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the Commercial Paper Program, Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.
16.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Estimated annual defined benefit pension plan contributions for 2018, 2019 and 2020 are approximately $50 million, $70 million, and $70 million, respectively, based on an actuarial valuation as at December 31, 2017 and projected levels of pensionable earnings. Employer contributions made during the nine months ended September 30, 2018 were $37 million (2017 - $67 million).
The following tables provide the components of the net periodic benefit costs for the three and nine months ended September 30, 2018 and 2017:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2018	2017	2018	2017
Current service cost	44	36	12	11
Interest cost	71	76	13	17
Expected return on plan assets, net of expenses[1]	(117)	(110)	—	—
Amortization of actuarial losses	21	20	1	2
Net periodic benefit costs	19	22	26	30

Charged to results of operations[2]	6	10	12	14

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2018	2017	2018	2017
Current service cost	132	109	36	35
Interest cost	212	228	41	50
Expected return on plan assets, net of expenses[1]	(350)	(331)	—	—
Amortization of actuarial losses	63	60	2	6
Net periodic benefit costs	57	66	79	91

Charged to results of operations[2]	16	30	32	40
1 The expected long-term rate of return on pension plan assets for the year ending December 31, 2018 is 6.5% (2017 - 6.5%).
2 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2018, pension costs of $14 million (2017 - $22 million) and $38 million (2017 - $67 million), respectively, were attributed to labour, of which $6 million (2017 - $10 million) and $16 million (2017 - $30 million), respectively were charged to operations, and $8 million (2017 - $12 million) and $22 million (2017 - $37 million) respectively, were capitalized as part of the cost of property, plant and equipment and intangible assets.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

17.    ENVIRONMENTAL LIABILITIES
The following table shows the movements in environmental liabilities for the nine months ended September 30, 2018 and the year ended December 31, 2017:

(millions of dollars)	Nine months ended September 30, 2018	Year ended December 31, 2017
Environmental liabilities - beginning	196	204
Interest accretion	5	8
Expenditures	(17)	(24)
Revaluation adjustment	—	8
Environmental liabilities - ending	184	196
Less: current portion	(32)	(28)
	152	168
The following table shows the reconciliation between the undiscounted basis of environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

(millions of dollars)	September 30, 2018	December 31, 2017
Undiscounted environmental liabilities	188	206
Less: discounting environmental liabilities to present value	(4)	(10)
Discounted environmental liabilities	184	196
At September 30, 2018, the estimated future environmental expenditures were as follows:

(millions of dollars)
Remainder of 2018	8
2019	29
2020	32
2021	34
2022	31
Thereafter	54
188
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At September 30, 2018, the Company had 142,239 common shares issued and outstanding (December 31, 2017 – 142,239).
During the three and nine months ended September 30, 2018, the Company returned stated capital of $140 million (2017 – $129 million) and $405 million (2017 – $405 million), respectively.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2018 and December 31, 2017, two series of preferred shares are authorized for issuance: the Class A preferred shares and Class B preferred shares. At September 30, 2018 and December 31, 2017, the Company had 485,870 Class B preferred shares and no Class A preferred shares issued and outstanding.
19.    DIVIDENDS
During the three months ended September 30, 2018, preferred share dividends in the amount of $3 million (2017 - $nil) and common share dividends in the amount of $nil (2017 - $5 million) were declared and paid.
During the nine months ended September 30, 2018, preferred share dividends in the amount of $7 million (2017 - $nil) and common share dividends in the amount of $6 million (2017 - $11 million) were declared and paid.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

20.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of shares outstanding during the three and nine months ended September 30, 2018 was 142,239 (2017 – 142,239). There were no dilutive securities during the three and nine months ended September 30, 2018 and 2017.
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of The Society of United Professionals (formerly The Society of Energy Professionals) (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2018 and 2017 is presented below:

Three months ended September 30			Nine months ended September 30
(number of share grants)	2018	2017	2018	2017
Share grants outstanding – beginning	4,264,675	4,870,412	4,737,783	5,239,678
Vested and issued[1,2]	—	—	(473,108)	(369,266)
Share grants outstanding – ending	4,264,675	4,870,412	4,264,675	4,870,412

[1]	On April 1, 2018, Hydro One Limited issued from treasury 472,989 common shares to eligible Hydro One employees in accordance with provisions of the PWU and the Society Share Grant Plans.

[2]	On May 14, 2018, Hydro One Limited issued from treasury 119 common shares to an eligible Hydro One employee in accordance with provisions of the PWU Share Grant Plan.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSUs activity under the Directors' DSU Plan during the three and nine months ended September 30, 2018 and 2017 is presented below:

Three months ended September 30			Nine months ended September 30
(number of DSUs)	2018	2017	2018	2017
DSUs outstanding - beginning	243,660	141,553	187,090	99,083
Granted	10,764	22,504	67,334	64,974
DSUs outstanding - ending	254,424	164,057	254,424	164,057
At September 30, 2018, a liability of $5 million (December 31, 2017 - $4 million) related to previously awarded Directors' DSUs to the Company's former Board of Directors (Board) has been recorded at the June 29, 2018 (last business day in June 2018) closing price of Hydro One Limited's common shares of $20.04 (December 31, 2017 - $22.40) and is included in accounts payable and other current liabilities (December 31, 2017 - included in long-term accounts payable and other liabilities) on the Consolidated Balance Sheets.
The liability related to the Company's new Board is not significant and has been recorded at the September 28, 2018 (last business day in September 2018) closing price of Hydro One Limited's common shares of $19.64. This liability is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
Management DSU Plan
A summary of DSUs activity under the Management DSU Plan during the three and nine months ended September 30, 2018 and 2017 is presented below:

Three months ended September 30			Nine months ended September 30
(number of DSUs)	2018	2017	2018	2017
DSUs outstanding - beginning	101,710	63,593	63,760	—
Granted	1,193	618	39,143	64,211
DSUs outstanding - ending	102,903	64,211	102,903	64,211
At September 30, 2018, a liability of $1 million (December 31, 2017 - $1 million) related to previously awarded Management DSUs to the Company's former President and Chief Executive Officer (CEO) has been recorded at the June 29, 2018 (last business day in June 2018) closing price of Hydro One Limited's common shares of $20.04 (December 31, 2017 - $22.40) and is included in accounts payable and other current liabilities (December 31, 2017 - included in long-term accounts payable and other liabilities) on the Consolidated Balance Sheets.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

A liability of $1 million (December 31, 2017 - not significant) related to other Management DSUs has been recorded at the September 28, 2018 (last business day in September 2018) closing price of Hydro One Limited's common shares of $19.64 (December 31, 2017 - $22.40) and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.
Long-Term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2018 and 2017 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2018	2017	2018	2017
Units outstanding - beginning	835,810	438,235	688,670	404,355
Granted	4,320	35,790	3,160	21,040
Vested	—	(609)	—	(609)
Forfeited	(1,630)	(9,036)	(5,160)	(7,676)
Settled	(238,030)	—	(158,310)	—
Units outstanding - ending	600,470	464,380	528,360	417,110

	PSUs		RSUs
Nine months ended September 30 (number of units)	2018	2017	2018	2017
Units outstanding - beginning	425,120	228,890	388,140	252,440
Granted	438,470	300,090	338,480	236,410
Vested	—	(609)	(13,470)	(14,079)
Forfeited	(25,090)	(63,991)	(26,480)	(57,661)
Settled	(238,030)	—	(158,310)	—
Units outstanding - ending	600,470	464,380	528,360	417,110
The grant date total fair value of the awards granted during the three and nine months ended September 30, 2018 was $nil and $16 million (2017 - $1 million and $13 million), respectively. The compensation expense related to these awards recognized by the Company during the three and nine months ended September 30, 2018 was $7 million and $12 million (2017 - $2 million and $5 million), respectively. The expense recognized in the third quarter of 2018 included $5 million related to previously awarded PSUs and RSUs to the Company's former President and CEO for which costs had not previously been recognized. These awards, consisting of 238,030 PSUs and 158,310 RSUs, were settled in the third quarter of 2018 through a one-time cash settlement arrangement.
At September 30, 2018, $7 million and $14 million (December 31, 2017 - $nil and $9 million) payable to Hydro One Limited relating to PSU and RSU awards is included in due to related parties and long-term due to related parties, respectively, on the Consolidated Balance Sheets.
Stock Options
Hydro One Limited is authorized to grant stock options under its LTIP to certain eligible employees. During the nine months ended September 30, 2018, Hydro One Limited granted 1,450,880 stock options (2017 - nil), all in the first quarter of 2018. The stock options granted are exercisable for a period not to exceed seven years from the date of grant and vest evenly over a three-year period on each anniversary of the date of grant.
The fair value based method is used to measure compensation expense related to stock options and the expense is recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black-Scholes valuation model.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Stock options granted and the weighted-average assumptions used in the valuation model for options granted during the nine months ended September 30, 2018 are as follows:

Exercise price[1]	$20.70
Grant date fair value per option	$1.66
Valuation assumptions:
Expected dividend yield[2]	3.78%
Expected volatility[3]	15.01%
Risk-free interest rate[4]	2.00%
Expected option term[5]	4.5 years

[1]	Hydro One Limited common share price on the date of the grant.

[2]	Based on dividend and Hydro One Limited common share price on the date of the grant.

[3]	Based on average daily volatility of Hydro One Limited's peer entities for a 4.5-year term.

[4]	Based on bond yield for an equivalent Canadian government bond.

[5]	Determined using the option term and the vesting period.

A summary of stock options activity during the three and nine months ended September 30, 2018 and 2017 is presented below:

Three months ended September 30			Nine months ended September 30
(number of stock options)	2018	2017	2018	2017
Stock options outstanding - beginning	1,450,880	—	—	—
Granted[1]	—	—	1,450,880	—
Cancelled[2]	(500,970)	—	(500,970)	—
Stock options outstanding - ending[1]	949,910	—	949,910	—
1 All stock options granted and outstanding at September 30, 2018 are non-vested.
2 During the three months ended June 30, 2018, 500,970 stock options previously awarded to the Company's former President and CEO were cancelled. The unrecognized compensation expense related to the cancelled stock options was $1 million.
The compensation expense related to stock options recognized by the Company during the three and nine months ended September 30, 2018 was not significant. At September 30, 2018, there was $1 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted-average period of approximately three years.
At September 30, 2018, amount payable to Hydro One Limited relating to stock options, included in long-term due to related parties on the Consolidated Balance Sheets, was not significant (December 31, 2017 - $nil).

19

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

22.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province of Ontario (Province) is a shareholder of Hydro One Limited with approximately 47.4% ownership at September 30, 2018. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom, and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited.

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2018	2017	2018	2017
IESO	Power purchased	321	276	1,079	1,169
	Revenues for transmission services	474	390	1,293	1,124
	Amounts related to electricity rebates	113	181	353	321
	Distribution revenues related to rural rate protection	59	61	177	185
	Distribution revenues related to the supply of electricity to remote northern communities	8	8	24	24
	Funding received related to Conservation and Demand Management programs	11	18	33	44
OPG	Power purchased	2	2	8	7
	Revenues related to provision of construction and equipment maintenance services	1	1	5	5
	Costs related to the purchase of services	—	—	—	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	2	1
OEB	OEB fees	2	2	6	6
Hydro One Limited	Return of stated capital	140	129	405	405
	Dividends paid	—	5	6	11
	Stock-based compensation costs	11	6	23	18
	Cost recovery for services provided	4	—	11	—
Hydro One Telecom	Services received - costs expensed	6	6	18	18
	Revenues for services provided	1	1	2	2
2587264 Ontario Inc.	Dividends paid	3	—	7	—

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash.
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Accounts receivable	(6)	49	50	239
Due from related parties	(19)	(81)	(169)	(223)
Materials and supplies	—	—	(2)	—
Prepaid expenses and other assets	5	8	3	2
Accounts payable	22	(12)	(13)	(9)
Accrued liabilities	3	(16)	75	(55)
Due to related parties	29	23	(60)	(85)
Accrued interest	32	28	31	26
Long-term accounts payable and other liabilities	2	(1)	—	—
Post-retirement and post-employment benefit liability	6	21	17	60
	74	19	(68)	(45)

20

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2018 and 2017. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended September 30, 2018			Nine months ended September 30, 2018
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(371)	(28)	(399)	(1,041)	(61)	(1,102)
Reconciling items	4	3	7	19	—	19
Cash outflow for capital expenditures	(367)	(25)	(392)	(1,022)	(61)	(1,083)

	Three months ended September 30, 2017			Nine months ended September 30, 2017
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(357)	(21)	(378)	(1,079)	(49)	(1,128)
Reconciling items	1	(3)	(2)	16	(8)	8
Cash outflow for capital expenditures	(356)	(24)	(380)	(1,063)	(57)	(1,120)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2018	2017	2018	2017
Net interest paid	90	89	309	308
Income taxes paid	—	3	10	10
24.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Hydro One, Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision. The appeal was heard on October 16, 2018, and it is likely that the court will render its decision before the end of 2018.
25.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter:

September 30, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements	124	99	39	3	2	4
Long-term software/meter agreement	14	17	6	1	2	1
Operating lease commitments	8	9	5	2	1	3
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter:

September 30, 2018 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,300	—	—
Letters of credit[1]	162	5	—	—	—	—
Guarantees[2]	325	—	—	—	—	—
1 Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $7 million letter of credit provided to the IESO for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

26.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	495	1,103	—	1,598
Purchased power	—	733	—	733
Operation, maintenance and administration	100	151	9	260
Depreciation and amortization	111	100	—	211
Income (loss) before financing charges and income taxes	284	119	(9)	394

Capital investments	261	138	—	399

Three months ended September 30, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	471	1,040	—	1,511
Purchased power	—	675	—	675
Operation, maintenance and administration	98	151	3	252
Depreciation and amortization	105	102	—	207
Income (loss) before financing charges and income taxes	268	112	(3)	377

Capital investments	240	138	—	378

Nine months ended September 30, 2018 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,346	3,284	—	4,630
Purchased power	—	2,158	—	2,158
Operation, maintenance and administration	307	439	16	762
Depreciation and amortization	321	294	—	615
Income (loss) before financing charges and income taxes	718	393	(16)	1,095

Capital investments	693	409	—	1,102

Nine months ended September 30, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,201	3,317	—	4,518
Purchased power	—	2,213	—	2,213
Operation, maintenance and administration	307	452	25	784
Depreciation and amortization	309	288	—	597
Income (loss) before financing charges and income taxes	585	364	(25)	924

Capital investments	701	427	—	1,128

22

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2018 and 2017

Total Assets by Segment:

(millions of dollars)	September 30, 2018	December 31, 2017
Transmission	14,045	13,612
Distribution	9,454	9,279
Other	3,482	2,860
Total assets	26,981	25,751
Total Goodwill by Segment:

(millions of dollars)	September 30, 2018	December 31, 2017
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
27.    SUBSEQUENT EVENTS
Dividends and Return of Stated Capital
On November 7, 2018, preferred share dividends in the amount of $2 million were declared. On the same date, a return of stated capital in the amount of $139 million was approved.
Repayment of Long-term Debt
On October 9, 2018, Hydro One Inc. repaid $750 million of maturing long-term debt notes (MTN Series 28 notes) under its MTN Program.
Directors' DSUs
In October 2018, $4 million related to previously awarded Directors' DSUs to the Company's former Board was paid.

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